

December 30, 2014

<u>Via E-mail</u>
Edward E. Cohen
Chief Executive Officer
Atlas Energy Group, LLC
Park Place Corporate Center One
1000 Commerce Drive
Suite 400
Pittsburgh, PA 15275

> **Re:** **Atlas Energy Group, LLC**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 15, 2014**
> **File No. 001-36725**

Dear Mr. Cohen:

We have reviewed your response letter dated December 15, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form 10</u>

<u>General</u>

1. We note your response to our prior comment 1, and recognize that this transaction (referred to as the Spin-off in the Form S-4 filed by Targa Resources Corp. (Targa)) is contingent upon shareholder approval of the merger (the Merger) between Targa and Atlas Energy. Advise us what consideration has been given to whether the Form 10 contains information that may constitute solicitation material, as defined in Rule 14a-1(l)(1)(iii) under Regulation 14A, regarding the Merger. To the extent that the Form 10 contains information that is furnished under circumstances reasonably likely to result in

the procurement, withholding or revocation of a proxy sought from Atlas Energy L.P. unit holders to approve the Merger, please address whether Atlas Energy Group, LLC plans to comply with Section 14A and Regulation 14A with respect to its impending distribution of the Form 10. We note that the following statements in the Form S-4 do not explicitly state whether the Form 10 disclosures may constitute a solicitation:

- "The registration statement on Form 10 and information statement do not form a part of this proxy statement/prospectus and have not been incorporated by reference into this proxy statement/prospectus."

- "For additional information on the Spin-Off or New Atlas, please read New Atlas's registration statement on Form 10 and related information statement. "

Cash Distribution Policy, page 76

2.   We note your response number 5. Please tell us why you cannot expand the table on page 81 to show historic information demonstrating whether you could have paid the distribution on a quarterly level for the last four quarters. Also, expand your discussion of the forecast quarterly distributions to clarify whether the distributions will cumulate from one quarter to another if you are not able to make that targeted distribution for a particular quarter.

Business, page 155

Natural Gas and Oil Reserves, page 170

Proved Undeveloped Reserve, or "PUD", page 172

3.   We note you disclose that 71.5 Bcfe of proved undeveloped reserves were converted to developed status during the year ended December 31, 2012. However, this amount appears to exceed the total amount of net proved undeveloped reserves of 19.3 MMcf of natural gas and 8.2 MBbl of oil at the beginning of 2012 as disclosed elsewhere on page F-63. Please modify your disclosure as necessary to resolve any inconsistencies or tell us why a revision is not required. Refer to Item 1203(b) of Regulation S-K.

Contractual Revenue Arrangements, page 175

Drilling Partnerships, page 176

4.   We note from your response to prior comment 11 that in most cases you convey to the drilling partnerships a 100% interest in the wells, although in some instances you only convey a 50% interest in the wells. Please tell us how you account for the property costs related to the interests conveyed to the drilling partnerships in each instance. For the wells in which you convey only a 50% interest, also tell us how you account for any

funds received from the drilling partnerships in conjunction with the conveyance, and any future development and production costs that are designated then or later received.

New Atlas Operations and Subsidiaries Combined Consolidated Financial Statements

Note 11: Certain Relationships and Related Party Transactions, page F-51

Relationships with Drilling Partnerships, page F-51

5. We understand from your response to prior comment 19(iii), that you do not regard the financing received through the sale of limited partner interests in the drilling partnerships as in substance borrowings. We note, however, the annual 10% return over the first five to eight years from the subordination provision and the option for investors to recoup value under the presentment provision where you repurchase limited partner interests. Please tell us how you considered the following matters in formulating your view:

    •   The amounts payable to investors under the presentment and subordination provisions relative to the original price of the limited partner interests under various production scenarios, both favorable and unfavorable.

    •   The structural limitation of the subordination provision related to unhedged production and the relative importance of hedged production.

    •   Similarities in the formulas utilized in computing the repurchase price under the presentment provision and the original price of the limited partner interests.

    •   The return that appears to be inherent in the presentment provision price due to the 10% discount factor utilized in computing the figure.

    •   The level of risk associated with the drilling partnerships, including risk of loss, considering the characteristics and reserve status of the properties.

6. Please clarify for us any accounting undertaken for the presentment provision alone in advance of exercise, and the rationale for your policy. In addition, tell us how the limited partner interests are accounted for on the financial statements of the Drilling Partnerships and the accounting literature you considered in formulating your approach. For example, explain to us how you considered the guidance in FASB ASC 480-10-05-3 and 25-8.

7. Please expand your disclosures pertaining to Off-Balance Sheet Arrangements on page 140 in MD&A, as necessary to address the requirements in Item 303(a)(4) of Regulation S-K, as these pertain to the presentment provision associated with drilling partnerships, or explain why you believe this would not apply, if this is your view.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Michael Fay, Staff Accountant, at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

Karl Hiller *for*

H. Roger Schwall
Assistant Director

cc: Mr. David K. Lam